UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                          21st CENTURY HOLDING COMPANY

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90136Q100

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                                 (CUSIP Number)

CUSIP No. 90136Q100


   1   NAMES OF REPORTING PERSONS          Edward J. Lawson
                                 ----------------------------------------------

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                    (b) [ ]

   3   SEC USE ONLY
                    -----------------------------------------------------------

   4   CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S.A.
                                               -------------------------------

       NUMBER OF               5    SOLE VOTING POWER           584,139
        SHARES                                          ---------------------
      BENEFICIALLY             6    SHARED VOTING POWER         594,089
       OWNED BY                                          --------------------
         EACH                  7    SOLE DISPOSITIVE POWER      584,139
       REPORTING                                            ------------------
        PERSON                 8    SHARED DISPOSITIVE POWER    594,089
         WITH                                                 ----------------

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,228(1)
                                                                    -----------

   10  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           35.2%(2)
                                                       ------------------------
   12  TYPE OF REPORTING PERSON (See Instructions)                IN
                                                      -------------------------



-----------------
         1 Represents 576,139 shares of Common Stock owned directly by Edward Lawson, 8,000 shares of Common Stock owned by Edward Lawson held pursuant to the grant of stock options, 576,139 owned directly by Michele Lawson, Edward Lawson's spouse, 5,000 shares of Common Stock owned by Michele Lawson, Edward Lawson's spouse, held pursuant to the grant of stock options, 2,500 shares owned jointly by Edward and Michele Lawson and 10,450 shares of Common Stock held as custodian for a minor child.

         2 Calculated on the basis of 3,330,367 shares of Common Stock outstanding on December 31, 2000.

                                Page 2 of 5 Pages

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Item 1(a).        Name of Issuer:

                  21st Century Holding Company

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4161 NW 5th Street
                  Plantation, FL  33317

Item 2(a).        Name of Person Filing:

                  Edward J. Lawson

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  4161 NW 5th Street
                  Plantation, FL  33317

Item 2(c).        Citizenship:  See Item 4 on Cover Page

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP Number:

                  90136Q100

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership:

      (a)         Amount Beneficially Owned:  1,178,228(1) shares.
                                              -------------------

      (b)         Percent of Class:   35.2%(2)
                                      -------



-----------------
         1 Represents 576,139 shares of Common Stock owned directly by Edward Lawson, 8,000 shares of Common Stock owned by Edward Lawson held pursuant to the grant of stock options, 576,139 owned directly by Michele Lawson, Edward Lawson's spouse, 5,000 shares of Common Stock owned by Michele Lawson, Edward Lawson's spouse, held pursuant to the grant of stock options, 2,500 shares owned jointly by Edward and Michele Lawson and 10,450 shares of Common Stock held as custodian for a minor child.

         2 Calculated on the basis of 3,330,367 shares of Common Stock outstanding on December 31, 2000.


                                Page 3 of 5 Pages

      (c)       Number of shares as to which such person has:

                (i)   sole power to vote or to direct to vote     584,139 shares
                                                                  --------------

                (ii)  shared power to vote or to direct the vote  594,089 shares
                                                                  --------------

                (iii) sole power to dispose or to direct the
                      disposition of                              584,139 shares
                                                                  --------------
                (iv)  shared power to dispose or to direct
                      disposition of                              594,089 shares
                                                                  --------------

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                  Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.




                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2001                 /s/ Edward J. Lawson
                                           -----------------------------------
                                           Edward J. Lawson














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